MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2022

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 2, 2022 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and six months ended June 30, 2022, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q2 2022” and “Q2 2021” are to the three months ended June 30, 2022 and June 30, 2021, respectively, all references in this MD&A to “YTD 2022” and “YTD 2021” are to the six months ended June 30, 2022 and June 30, 2021, respectively, and all references in this MD&A to “H1 2022” are to the six months ended June 30, 2022. As well, this MD&A should be read in conjunction with the Company’s December 31, 2021 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of August 2, 2022, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. June 30, 2022 MD&A | Page 1

HIGHLIGHTS

	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Operating Information
Copper (Caraíba Operations)
Ore Processed (tonnes)	801,425	596,230	553,992	1,397,655	1,151,586
Grade (% Cu)	1.74	1.78	2.13	1.76	2.22
Cu Production (tonnes)	12,734	9,784	10,898	22,518	23,536
Cu Production (lbs)	28,072,691	21,569,971	24,025,913	49,642,662	51,888,521
Cu Sold in Concentrate (tonnes)	12,948	10,045	10,094	22,993	22,562
Cu Sold in Concentrate (lbs)	28,546,045	22,144,954	22,252,643	50,690,999	49,741,056
C1 Cash Cost of Cu Produced (per lb)(1)	$1.24	$1.31	$0.72	$1.27	$0.60

Gold (Xavantina Operations)
Ore Processed (tonnes)	57,291	49,990	43,936	107,281	81,548
Au Production (oz)	11,122	8,796	10,377	19,918	19,828
Realized Au price (per oz)(1)(2)	$1,865	$1,918	$1,803	$1,888	$1,800
C1 Cash Cost of Au Produced (per oz)(1)	$643	$638	$499	$641	$487
AISC of Au produced (per oz)(1)	$1,169	$1,092	$660	$1,135	$652

Financial information ($ in millions, except per share amounts)
Revenues	$114.9	$108.9	$120.7	$223.8	$243.2
Gross profit	50.7	61.0	83.7	111.7	166.5
EBITDA(1)	53.9	78.1	112.0	132.0	167.2
Adjusted EBITDA(1)	55.8	62.4	85.5	118.2	172.2
Cash flow from operations	22.4	44.0	85.1	66.4	147.2
Net income	24.1	52.5	84.0	76.6	116.0
Net income attributable to owners of the Company	23.8	52.1	83.4	75.9	115.2
- Per share (Basic)	0.26	0.58	0.95	0.84	1.31
- Per share (Diluted)	0.26	0.57	0.89	0.83	1.24
Adjusted net income attributable to owners of the Company(1)	24.4	33.0	53.5	57.3	109.8
- Per share (Basic)	0.27	0.37	0.61	0.63	1.25
- Per share (Diluted)	0.27	0.36	0.57	0.62	1.18

Cash, cash equivalents and short-term investments	429.9	465.5	137.7	429.9	137.7
Working capital(1)	417.7	443.7	118.9	417.7	118.9
Net (cash) debt(1)	(10.2)	(54.4)	19.2	(10.2)	19.2

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Alternative Performance (Non-IFRS) Measures" for detail.

Ero Copper Corp. June 30, 2022 MD&A | Page 2

Q2 2022 Highlights

Record quarterly copper and gold production achieved in Q2 2022

•Caraíba Operations processed 801,425 tonnes of ore grading 1.74% copper, producing a record 12,734 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 91.2%.
•Higher quarter-on-quarter production was driven by a 34% increase in tonnes processed and a continuation of strong copper grades, supported during the quarter by the commencement of mining from the first Project Honeypot stope, known as RC03. Mining of this high-grade area is expected to continue through the remainder of the year.
•C1 cash costs during the quarter were $1.24 per pound of copper produced at the Caraíba Operations, representing a quarter-on-quarter decrease of $0.07, or 5.3%, per pound of copper produced (see Non-IFRS Measures).
•Xavantina Operations processed 57,291 tonnes at an average gold grade of 6.59 grams per tonne during the second quarter, resulting in record gold production of 11,122 ounces and 7,306 ounces of silver (as by-product) after metallurgical recoveries of 91.6%.
•C1 cash costs and AISC at the Xavantina Operations during the quarter were $643 and $1,169, respectively, per ounce of gold produced (see Non-IFRS Measures).
•Historically, the Company has had limited exposure to movements in copper prices on provisional invoices due to its majority allocation of concentrate sales to domestic customers with which the Company has favorable payment terms. However, during the second quarter, operational challenges at the Company's primary domestic customer resulted in a higher allocation of sales to the international market. Longer quotational periods with international customers, combined with a weakening copper price just prior to quarter-end, resulted in a reduction to revenue of approximately $13.0 million during the period.
•Quarterly cash flows from operations of $22.4 million were also impacted by an increase in accounts receivable of $18.9 million due to the timing of concentrate shipments and longer payment terms with international customers. Absent this increase in accounts receivable, cash flows from operations during the quarter would have been over $40.0 million.
•Current concentrate sales allocations are expected to continue through the end of 2022. Allocation of concentrate sales between domestic and international customers is expected to revert to historical levels in 2023 assuming competitive pricing terms.
•Available liquidity at quarter-end was $504.9 million, including cash and cash equivalents of $329.3 million, short-term investments of $100.6 million, and $75.0 million of undrawn availability under the Company's senior revolving credit facility.

Reaffirming full-year production guidance at higher operating cost ranges, and lowering consolidated 2022 capital expenditure guidance through capital management efforts

•The Company continues to guide to the high-end of its reaffirmed 2022 copper production guidance range of 43,000 to 46,000 tonnes. As previously noted, copper production is expected to be roughly weighted equally between the first and second halves of the year with mining in the upper levels of the Pilar Mine expected to support a continuation of strong mined and processed copper grades in Q3 2022.
•Full-year gold production of 39,000 to 42,000 ounces is being reaffirmed with higher anticipated gold grades expected to drive modestly higher gold production in the second half of the year.
•The Company is lowering its consolidated 2022 capital expenditure guidance by over $20 million, from $330-$375 million to $308-$354 million, as a result of capital replanning efforts

Ero Copper Corp. June 30, 2022 MD&A | Page 3

and deferrals at the Caraíba Operations. The deferral of this capital spend is not expected to impact timelines of the Company's key growth projects.
•The Company is raising its full-year operating cost guidance ranges due to the impact of inflation in the cost of key consumables and a stronger BRL versus the US dollar during H1 2022 as well as a higher allocation of copper concentrate sales to international markets:
◦Full-year copper C1 cash cost guidance has been increased to $1.20 to $1.35 (originally $1.05 to $1.15) per pound of copper produced for the Caraíba Operations, where elevated international concentrate sales are expected to continue through the remainder of the year.
◦At the Xavantina Operations, full-year C1 cash costs and AISC have been revised upward to $600 to $700 (previously $500 to $600) and $1,000 to $1,100 (previously $925 to $1,025), respectively, per ounce of gold produced.

Key organic growth projects advancing on schedule and on budget

•At the Tucumã Project, the Company continued to advance critical-path workstreams during the period and subsequent to quarter-end. Highlights include:
◦Approximately 22% of planned capital expenditures under contract as of August 1, 2022, with another 8% in the final phases of contracting;
◦Capital commitments contracted and in the final phases of negotiation are within 6% of Feasibility Study estimates;
◦Significant advances made on all road upgrades, including pit access and completion of community bypass road infrastructure;
◦Completion of approximately 75% of planned pre-production vegetation suppression required for pre-stripping activities to commence;
◦Purchase of the ball mill for the Project;
◦Site earth works initiated subsequent to quarter-end; and,
◦Installation of site drainage expected to be completed by end of October 2022, ahead of the rainy season.
•In addition to planned construction activities, the Company is developing a sustainability strategy for the Tucumã Project and surrounding community. To date, approximately $1.0 million has been earmarked for projects designed to mitigate the environmental impact of construction activities and provide support for the local community.
•The Company made meaningful progress on its "Pilar 3.0" initiative, which encompasses several projects that together are expected to enable the creation of a two-mine system at the Pilar Mine and support higher sustained production levels at the Caraíba Operations. These projects include (i) construction of a new external shaft to access the Deepening Extension Zone, (ii) Project Honeypot, which is expected to support higher production volumes from the upper levels of the Pilar Mine, (iii) an expansion of the Caraíba Mill to 4.2 million tonnes per annum, and (iv) the recently completed Cooling Project. Select highlights include:
◦Equipment packages and supply contracts totaling approximately 25% of planned capital expenditures for the new external shaft finalized as of August 1, 2022 at 10% below project capital estimates;
◦Shaft sinking contract, which will bring estimated shaft capital secured under contract to approximately 70%, in the final negotiation phase. Upon execution, capital commitments under contract expected to align with the total project capital estimate;
◦Engineering and procurement related to shaft sinking were completed during the quarter with the shaft sinking contract expected to be finalized during the third quarter;
◦Completed construction of the concrete batch plant during the period and commenced commissioning activities subsequent to quarter-end;

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◦Engineering and design work related to the expansion of the Caraíba Mill continued during the second quarter with the ball mill installation contract finalized subsequent to quarter-end;
◦Aggressively advanced drilling efforts within the Project Honeypot area, the results of which are expected to be included in the Company's year-end mineral reserve and resource estimates; and,
◦Completed the Cooling Project's second and final phase, with hand-over to operations occurring in April 2022 at better-than-design performance.

Exploration Highlights

•During the second quarter, exploration at the Caraíba Operations, including across the broader Curaçá Valley, continued to focus on (i) resource conversion and extension within the upper levels of the Pilar Mine, (ii) testing structural controls within, and extending the mine life of, the Vermelhos Mine, and (iii) testing regional targets. Drill results from H1 2022 are expected to be reflected in the Company's year-end mineral reserve and resource estimates.
◦Drilling at the Pilar Mine focused on areas in the upper levels of the mine identified under Project Honeypot that have potential to add near-term value through the recovery of high-grade stopes, ribs and sill pillars left behind by previous operators. Drilling completed during H1 2022 is expected to allow for the incorporation of this material into life of mine planning efforts.
◦Exploration activities at the Vermelhos Mine during the quarter encompassed both in-fill and step-out drilling focused on resource conversion and mine life extension. These drill results continue to identify near-mine extensions of mineralization.
◦The Company's regional exploration program continues to focus on testing and defining new mineralized systems throughout the Curaçá Valley. These efforts include additional mapping, soil geochemistry and drill-testing priority targets throughout the remainder of the year.
•Exploration at the Tucumã Project during the quarter was focused on near-surface extensions of mineralization towards the northwest and southern edges of the designed open pit, as well as extensions of high-grade mineralization to depth.
•At the Xavantina Operations, exploration during the second quarter continued to focus on testing extensions of the Matinha and Santo Antônio veins, confirming continuity of grade and thickness and extensions of mineralization to depth.

Ero Copper Corp. June 30, 2022 MD&A | Page 5

REVIEW OF OPERATIONS

The Caraíba Operations

Copper	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Ore processed (tonnes)	801,425	596,230	553,992	1,397,655	1,151,586
Grade (% Cu)	1.74	1.78	2.13	1.76	2.22
Recovery (%)	91.2	92.2	92.5	91.6	92.2

Cu Production (tonnes)	12,734	9,784	10,898	22,518	23,536
Cu Production (lbs)	28,072,691	21,569,971	24,025,913	49,642,662	51,888,521

Concentrate grade (% Cu)	32.9	33.1	34.7	33.0	34.6
Concentrate sales (tonnes)	41,919	29,206	29,404	71,125	65,757
Cu Sold in concentrate (tonnes)	12,948	10,045	10,094	22,993	22,562
Cu Sold in concentrate (lbs)	28,546,045	22,144,954	22,252,643	50,690,999	49,741,056

C1 cash cost of copper produced (per lb)	$1.24	$1.31	$0.72	$1.27	$0.60

The Company achieved record quarterly production at its Caraíba Operations of 12,734 tonnes of copper in Q2 2022, bringing H1 2022 copper production to 22,518 tonnes. Higher quarter-on-quarter copper production was primarily driven by a 34% increase in tonnes processed compared to the first quarter. Grades processed during the period of 1.74% continued to trend above full-year copper grade guidance of 1.60%, supported by initial mining of the first Project Honeypot stope, known as RC03, during the second quarter. Mining of this high-grade area is expected to continue through the remainder of the year and support a continuation of strong mined and processed copper grades in Q3 2022.

Mined ore production in Q2 2022 included:
•Pilar: 436,746 tonnes grading 1.84% copper (vs. 303,622 tonnes grading 1.65% copper in Q1 2022)
•Vermelhos: 219,249 tonnes grading 2.15% copper (vs. 209,062 tonnes grading 2.05% copper in Q1 2022)
•Surubim: 80,133 tonnes grading 0.51% copper (vs. 104,657 tonnes grading 0.78% copper in Q1 2022)

Contributions from the three mines resulted in total ore mined during the period of 736,128 tonnes grading 1.79% copper (as compared to 617,341 tonnes grading 1.64% copper in Q1 2022). During Q2 2022, 801,425 tonnes of ore grading 1.74% copper were processed, resulting in production of 12,734 tonnes of copper after average metallurgical recoveries of 91.2%. Total H1 2022 processed volumes 1,397,655 tonnes grading 1.76% copper resulted in copper production of 22,518 tonnes after average metallurgical recoveries of 91.6%.

The Company continues to guide to the high-end of its reaffirmed 2022 copper production guidance range of 43,000 to 46,000 tonnes. Copper production is expected to be roughly weighted equally between the first and second halves of the year with a continuation of strong mined and processed copper grades in Q3 2022.

Ero Copper Corp. June 30, 2022 MD&A | Page 6

Operating costs continued to be impacted by inflation in the cost of key consumables as well as a stronger BRL versus the US dollar during Q2 2022. C1 cash costs at the Caraíba Operations were also impacted by operational challenges at the Company's primary domestic smelter, which resulted in a higher allocation of concentrate sales to international customers. As a result, C1 cash costs per pound of copper produced in Q2 and H1 2022 averaged $1.24 and $1.27, respectively.

While inflationary pressures started to abate at the end of Q2 2022 and the BRL weakened meaningfully relatively to the US dollar subsequent to quarter-end, the higher allocation of concentrate sales to international versus domestic customers is expected to continue through the remainder of the year. As a result of the aforementioned increase in sales to international customers, the Company is revising its full-year copper C1 cash cost guidance range to $1.20 to $1.35 (originally $1.05 to $1.15) per pound of copper produced.

Exploration at the Caraíba Operations during the quarter, including across the broader Curaçá Valley, continued to focus on (i) resource conversion within the upper levels of the Pilar Mine, (ii) testing structural controls within, and extending the mine life of, the Vermelhos Mine, and (iii) regional exploration efforts including additional mapping, soil geochemistry and drill-testing priority targets throughout the remainder of the year.

Drilling in the upper levels of the Pilar Mine continued to focused on targets identified within Project Honeypot that are expected to add near-term value through the recovery of high-grade stopes, ribs and sill pillars left behind by previous operators. The results of this drilling, conducted throughout H1 2022, are expected to allow for the incorporation of new mineralization within this zone into the Company's 2022 year-end mineral reserve and resource estimates.

Exploration activities at the Vermelhos Mine during the quarter encompassed both in-fill and step-out drilling focused on resource conversion and mine life extension. Drilling continues to identify near-mine extensions of mineralization, including newly identified high-grade structural controls, which are also expected to be reflected in the Company's 2022 year-end mineral reserve and resource estimates.

Ero Copper Corp. June 30, 2022 MD&A | Page 7

The Xavantina Operations

Gold	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Ore mined (tonnes)	57,291	49,990	44,994	107,281	82,768
Ore processed (tonnes)	57,291	49,990	43,936	107,281	81,548
Head grade (grams per tonne Au)	6.59	5.93	7.45	6.28	7.82
Recovery (%)(1)	91.6	92.3	98.6	91.9	96.7

Gold ounces produced (oz)	11,122	8,796	10,377	19,918	19,828
Silver ounces produced (oz)	7,306	6,042	6,803	13,348	12,597

Gold sold (oz)	10,448	8,013	9,953	18,461	19,973
Silver sold (oz)	7,018	5,489	6,371	12,507	12,542

Realized gold price (per oz)(2)	$1,865	$1,918	$1,803	$1,888	$1,800
C1 cash cost of gold produced (per oz)	$643	$638	$499	$641	$494
AISC of gold produced (per oz)	$1,169	$1,092	$660	$1,135	$652

(1)    Metallurgical recoveries during H1 2021 included gold recovered through the Company’s “Zero Loss” campaign, including reprocessed mill and foundry scrap, and therefore may not be representative of metallurgical recoveries from mined ore during the period.
(2)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations delivered record production during Q2 2022 of 11,122 ounces of gold and 7,306 ounces of silver (as by-product) from total mill feed of 57,291 tonnes grading 6.59 grams per tonne gold after metallurgical recoveries of 91.6%. In the second half of the year, higher anticipated gold grades are expected to drive modestly higher gold production.

C1 cash costs and AISC at the Xavantina Operations during the period were $643 and $1,169, respectively, per ounce of gold produced (see Non-IFRS Measures). Operating costs in Q2 2022 continued to be impacted by inflation in the cost of key consumables as well as a stronger BRL versus the US dollar. While inflationary pressures started to abate at the end of the second quarter and the BRL weakened meaningfully relatively to the US dollar subsequent to quarter-end, the impact of higher-the-budgeted unit operating costs in the first half of the year has led the Company to revise its full-year gold C1 cash cost and AISC guidance ranges to $600 to $700 (previously $500 to $600) and $1,000 to $1,100 (previously $925 to $1,025), respectively, per ounce of gold produced.

Exploration activities at the Xavantina Operations during the quarter continued to focus on testing extensions of the Matinha and Santo Antônio veins, confirming continuity of grade and thickness and extensions of mineralization to depth. Drill results from H1 2022 are expected to be reflected in the Company's year-end mineral reserve and resource estimates.

Ero Copper Corp. June 30, 2022 MD&A | Page 8

2022 Guidance

The Company is reaffirming its full-year production, lowering consolidated 2022 capital expenditure guidance as a result of ongoing capital planning efforts, and raising operating cost guidance for the year. At its Caraíba Operations, the Company continues to guide to the high-end of its reaffirmed 2022 copper production guidance range of 43,000 to 46,000 tonnes. As previously noted, copper production is expected to be roughly weighted equally between the first and second halves of the year. At the Xavantina Operations, higher anticipated gold grades are expected to drive modestly higher gold production in the second half of the year.

The Company is lowering its consolidated 2022 capital expenditure guidance by over $20 million, from $330-$375 million to $308-$354 million, as a result of capital planning efforts and deferrals at the Caraíba Operations. The deferral of this capital spend is not expected to impact timelines of the Company's key growth projects.

The Company is raising its full-year operating cost guidance ranges due to the impact of inflation in the cost of key consumables and a stronger BRL versus the US dollar during H1 2022 as well as an expected continuation of elevated copper concentrate sales to international markets in H2 2022. The Company's revised 2022 copper C1 cash cost guidance range is $1.20 to $1.35 (originally $1.05 to $1.15) per pound of copper produced. The Company is also increasing its 2022 gold C1 cash costs and AISC guidance ranges to $600 to $700 (previously $500 to $600) and $1,000 to $1,100 (previously $925 to $1,025), respectively, per ounce of gold produced for its Xavantina Operations.

2022 Production and Cost Guidance

The Company's cost guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce for H2 2022.

	Original	Revised
The Caraíba Operations
Copper Production (tonnes)	43,000 - 46,000	Unchanged
C1 Cash Cost Guidance (US$/lb)(1)	$1.05 - $1.15	$1.20 - $1.35

The Xavantina Operations
Au Production (ounces)	39,000 - 42,000	Unchanged
C1 Cash Cost Guidance (US$/oz)(1)	$500 - $600	$600 - $700
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$925 - $1,025	$1,000 - $1,100

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s Annual Information Form for the year ended December 31, 2021 (the "AIF") and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance.

Ero Copper Corp. June 30, 2022 MD&A | Page 9

2022 Capital Expenditure Guidance

The Company's capital expenditure guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30 for H2 2022 and has been presented below in USD millions.

	Original	Revised
Caraíba Operations
Growth	$125 - $140	$95 - $110
Sustaining	$80 - $90	$85 - $95
Exploration	$25 - $30	Unchanged
Total, Caraíba Operations	$230 - $260	$205 - $235

Tucumã Project
Growth	$70 - $80	Unchanged
Sustaining	$0	Unchanged
Exploration	$5 - $6	Unchanged
Total, Tucumã Project	$75 - $86	Unchanged

Xavantina Operations
Growth	$0 - $1	$2 - $4
Sustaining	$16 - $18	Unchanged
Exploration	$9 - $10	$10 - $11
Total, Xavantina Operations	$25 - $29	$28 - $33

Company Total
Growth	$195 - $221	$167 - $194
Sustaining	$96 - $108	$101 - $113
Exploration	$39 - $46	$40 - $47
Total, Company	$330 - $375	$308 - $354

Ero Copper Corp. June 30, 2022 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q2 2022 and Q2 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended June 30,
	Notes	2022	2021

Revenue	1	$114,903	$120,706
Cost of sales	2	(64,251)	(37,047)
Gross profit		50,652	83,659
Expenses
General and administrative	3	(12,471)	(9,506)
Share-based compensation		2,333	(2,480)
Income before the undernoted		40,514	71,673
Finance income		1,544	318
Finance expense	4	(8,154)	(2,306)
Foreign exchange (loss) gain	5	(3,303)	30,718
Other expenses		(1,208)	(562)
Income before income taxes		29,393	99,841
Income tax expense
Current		(3,111)	(4,716)
Deferred		(2,172)	(11,146)
	6	(5,283)	(15,862)
Net income for the period		$24,110	$83,979

Other comprehensive (loss) gain
Foreign currency translation (loss) gain	7	(59,372)	44,603
Comprehensive (loss) income		$(35,262)	$128,582

Net (loss) income per share attributable to owners of the Company
Basic		$0.26	$0.95
Diluted		$0.26	$0.89
Weighted average number of common shares outstanding
Basic		90,539,647	88,251,995
Diluted		91,850,321	93,314,274

Ero Copper Corp. June 30, 2022 MD&A | Page 11

Notes:
1.    Revenues from copper sales in Q2 2022 was $95.7 million (Q2 2021 - $103.0 million), which included the sale of 28.5 million lbs of copper as compared to 22.3 million lbs of copper in Q2 2021. The decrease in revenues was primarily attributed to lower realized coppers prices including $13.0 million in provisional price adjustments on copper concentrate sold to customers in the first and second quarters, which were partially offset by higher sales volume.

Revenues from gold sales in Q2 2022 was $19.2 million (Q2 2021 - $17.7 million), which included the sale of 10,448 ounces of gold at a realized price of $1,865 per ounce, compared to 9,953 ounces of gold at a realized price of $1,803 per ounce in Q2 2021. The increase in revenues was primarily attributable to higher sales volume and higher realized prices than in the comparative quarter.

2.    Cost of sales for Q2 2022 from copper sales was $54.0 million (Q2 2021 - $29.9 million) which primarily comprised of $13.4 million (Q2 2021 - $7.9 million) in depreciation and depletion, $11.1 million (Q2 2021 - $6.8 million) in salaries and benefits, $9.9 million (Q2 2021 - $4.8 million) in materials and consumables, $6.6 million (Q2 2021 - $3.5 million) in maintenance costs, $7.4 million (Q2 2021 - $3.3 million) in contracted services, $2.8 million (Q2 2021 - $2.0 million) in utilities, and $2.6 million (Q2 2021 - $1.6 million) in sales expenses. The increase in cost of sales in Q2 2022 as compared to Q2 2021 was primarily attributable to a 28% increase in copper sold, an 8% stronger BRL against the USD, overall inflationary pressure on costs and higher depreciation and depletion due to a 40% increase in asset base compared to the same quarter of the prior year.

Cost of sales for Q2 2022 from gold sales was $10.3 million (Q2 2021 - $7.1 million) which primarily comprised of $2.9 million (Q2 2021 - $1.9 million) in depreciation and depletion, $1.7 million (Q2 2021 - $1.5 million) in contracted services, $2.3 million (Q2 2021 - $1.5 million) in salaries and benefits, $1.8 million (Q2 2021 - $1.1 million) in materials and consumables, $0.7 million (Q2 2021 - $0.5 million) in utilities, and $0.7 million (Q2 2021 - $0.4 million) in maintenance costs. The increase in cost of sales in Q2 2022 as compared to Q2 2021 is primarily attributable to a 5% increase in gold ounces sold, overall inflationary pressure on costs and a strengthening of the BRL against the USD.

3.    General and administrative expenses for Q2 2022 was primarily comprised of $5.8 million (Q2 2021 - $2.8 million) in salaries and consulting fees, $3.4 million (Q2 2021 - $1.8 million) in office and administration expenses, $1.8 million (Q2 2021 - $2.6 million) in incentive payments, $0.7 million (Q2 2021 - $0.7 million) in accounting and legal costs, and $0.7 million (Q2 2021 - $1.4 million) in other costs. The increase in general and administrative expenses was attributed to an increase in salaries and consulting fees, travelling, training and administrative activities to support overall growth in operations and a strengthening of the BRL against the USD.

4.    Finance expense for Q2 2022 was $8.2 million (Q2 2021 - $2.3 million) and is primarily comprised of interest on loans and borrowings of $7.2 million (Q2 2021 - $1.5 million), accretion of deferred revenue of $0.9 million (Q2 2021 - $nil), accretion of asset retirement obligations of $0.6 million (Q2 2021 - $0.2 million), commitment fees of $0.4 million (Q2 2021 - $0.1 million), lease interest of $0.2 million (Q2 2021 - $0.1 million), and other finance expense of $0.2 million (Q2 2021 - $0.2 million), net of $2.3 million (Q2 2021 - $nil) in interest capitalized to projects in progress. The overall increase in finance expense in Q2 2022 as compared to Q2 2021 is primarily attributable to overall higher debt levels with the issuance of Senior Notes in February 2022.

5.    Foreign exchange loss for Q2 2022 was $3.3 million (Q2 2021 - $30.7 million gain). This amount is primarily comprised of unrealized foreign exchange loss on derivative contracts of $1.4 million (Q2 2021 - $29.9 million gain), foreign exchange loss on USD denominated debt of $6.5 million (Q2 2021 - $10.0 million gain) in MCSA for which the functional currency is the BRL, and realized foreign exchange loss on derivative contracts of $3.0 million (Q2 2021 - $6.0 million loss), partially offset by other foreign exchange gains of $7.6 million (Q2 2021 - $3.2 million losses). The foreign exchange losses were primarily a result of a weakening of BRL against USD in Q2 2022 as compared to Q1 2022. The foreign exchange losses on unrealized derivative contracts are a result of mark-to-market calculations at period end.

6.    In Q2 2022, the Company recognized $5.3 million in income tax expense (Q2 2021 - $15.9 million), primarily as a result of a decrease in income before income taxes.

7.    The foreign currency translation loss is a result of a weakening of the BRL against the USD during Q2 2022, which weakened from approximately 4.75 BRL per US dollar at the beginning of Q2 2022 to approximately 5.24 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. June 30, 2022 MD&A | Page 12

The following table provides a summary of the financial results of the Company for YTD 2022 and 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Six months ended June 30,
	Notes	2022	2021

Revenue	1	$223,814	$243,249
Cost of sales	2	(112,163)	(76,781)
Gross profit		111,651	166,468
Expenses
General and administrative	3	(23,684)	(18,007)
Share-based compensation		343	(4,826)
Income (loss) before the undernoted		88,310	143,635
Finance income		2,257	1,288
Finance expense	4	(13,650)	(6,076)
Foreign exchange gain	5	15,406	2,093
Other expenses		(1,838)	(1,213)
Income (loss) before income taxes		90,485	139,727
Income tax expense
Current		(6,170)	(11,806)
Deferred		(7,719)	(11,885)
	6	(13,889)	(23,691)
Net income (loss) for the period		$76,596	$116,036

Other comprehensive gain
Foreign currency translation gain	7	26,562	20,244
Comprehensive income (loss)		$103,158	$136,280

Net income (loss) per share attributable to owners of the Company
Basic		$0.84	$1.31
Diluted		$0.83	$1.24
Weighted average number of common shares outstanding
Basic		90,389,661	88,158,672
Diluted		91,887,665	93,106,210

Ero Copper Corp. June 30, 2022 MD&A | Page 13

Notes:

1.    Revenues from copper sales in YTD 2022 was $189.4 million (YTD 2021 - $207.7 million), which included the sale of 50,690,999 lbs of copper compared to 49,741,056 lbs of copper for YTD 2021. The decrease in revenues is primarily attributed to lower realized copper prices as a result of $11.3 million in realized and unrealized provisional price adjustments on copper concentrate sold to customers during the period, partially offset by increased sales volume compared to the prior year.

Revenues from gold sales in YTD 2022 was $34.5 million (YTD 2021 - $35.5 million), which included the sale of 18,461 ounces of gold at a realized price of $1,888 per ounce, compared to 19,973 ounces of gold sold at a realized price of $1,800 per ounce in 2021. The decrease in revenues was primarily attributable to lower sales volume compared to the prior year, partially offset by higher realized prices.

2.    Cost of sales for YTD 2022 from copper sales was $94.5 million (YTD 2021 - $62.8 million) which consisted of $22.9 million (YTD 2021 - $17.6 million) in depreciation and depletion, $20.7 million (YTD 2021 - $14.2 million) in salaries and benefits, $16.8 million (YTD 2021 - $9.7 million) in materials and consumables, $11.6 million (YTD 2021 - $7.3 million) in maintenance costs, $12.3 million (YTD 2021 - $7.1 million) in contracted services, $5.4 million (YTD 2021 - $3.8 million) in utilities and $4.4 million (YTD 2021 - $2.9 million) in sales expenses. The increase in cost of sales was primarily attributed to overall inflationary pressure on costs, an increase in salaries and benefits as a result of contracting temporary labour during the height of COVID-19 and seasonal influenza in the early part of the year to ensure operating efficiency, a 6% stronger BRL against the USD compared to last year, and higher copper tonnes sold.

Cost of sales for YTD 2022 from gold sales was $17.6 million (YTD 2021- $14.0 million) which primarily comprised of $4.8 million (YTD 2021 - $3.6 million) in depreciation and depletion, $4.2 million (YTD 2021 - $3.1 million) in salaries and benefits, $3.0 million (YTD 2021 - $2.9 million) in contracted services, $3.0 million (YTD 2021 - $2.1 million) in materials and consumables, $1.2 million (YTD 2021 - $1.1 million) in utilities, $1.2 million (YTD 2021 - $0.9 million) in maintenance costs, and $0.1 million (YTD 2021 - $0.1 million) in other costs. The increase in cost of sales was primarily attributed to strengthening of the BRL against the USD and overall inflationary pressure on costs.

3.    General and administrative expenses for YTD 2022 was primarily comprised of $10.9 million (YTD 2021 - $8.2 million) with respect to salaries and consulting fees, $6.3 million (YTD 2021 - $3.4 million) in office and administrative expenses, $3.4 million (YTD 2021 - $3.1 million) in incentive payments, $1.7 million (YTD 2021 - $2.1 million) in other general and administrative expenses, and $1.1 million (YTD 2021 - $1.1 million) in professional fees. The increase in general and administrative expenses in YTD 2022 was primarily attributable to an increase in salaries and consulting fees and administrative activities to support overall growth in operations.

4.    Finance expense for YTD 2022 was $13.7 million (YTD 2021 - $6.1 million) and was primarily comprised of interest on loans at the corporate head office of $12.3 million (YTD 2021 - $2.7 million), accretion of the asset retirement obligations of $1.1 million (YTD 2021 - $0.5 million), accretion of deferred revenue of $1.7 million (YTD 2021 - $nil), interest on loans and borrowings at MCSA and NX Gold of $0.9 million (YTD 2021 - $0.5 million), commitment fees of $0.9 million (YTD 2021 - $0.2 million), lease interest of $0.3 million (YTD 2021 - $0.2 million), and other finance expense of $0.5 million (YTD 2021 - $1.9 million), partially offset by $2.3 million (YTD 2021 - nil) in interest capitalized to projects in progress and gain on interest rate swap derivatives of $0.9 million (YTD 2021 - $0.1 million loss). The overall increase in finance expense was primarily attributable to overall higher debt levels with the issuance of Senior Notes in February 2022.

5.    Foreign exchange gain for YTD 2022 was $15.4 million (YTD 2021 - $2.1 million gain). This amount was primarily comprised of a foreign exchange gain on unrealized derivative contracts of $23.3 million (YTD 2021 - $13.0 million gain) and a foreign exchange gain on USD denominated debt of $4.8 million (YTD 2021 - $2.2 million gain) in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $7.6 million (YTD 2021 - $11.7 million loss) and other foreign exchange losses of $5.1 million (YTD 2021 - $1.3 million). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During YTD 2022, the BRL strengthened 7% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In YTD 2022, the Company recognized a $13.9 million income tax expense (YTD 2021 - income tax expense of $23.7 million), The decrease was primarily as a result of a decrease in income before income taxes.

Ero Copper Corp. June 30, 2022 MD&A | Page 14

7.    The foreign currency translation income is a result of the strengthening of the BRL against the USD during YTD 2022 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	Jun. 30,(1)	Mar. 31,(2)	Dec. 31,(3)	Sep. 30,(4)	Jun. 30,(5)	Mar. 31,	Dec. 31,(6)	Sep. 30,
Selected Financial Information	2022	2022	2021	2021	2021	2021	2020	2020
Revenue	$114.9	$108.9	$134.9	$111.8	$120.7	$122.5	$91.2	$94.3
Cost of sales	$(64.3)	$(47.9)	$(50.5)	$(43.8)	$(37.0)	$(32.9)	$(31.3)	$(34.7)
Gross profit	$50.7	$61.0	$84.4	$68.0	$83.7	$82.8	$58.3	$59.6
Net income for period	$24.1	$52.5	$60.2	$26.4	$84.0	$32.1	$66.3	$31.4
Income per share attributable to the owners of the Company
- Basic	$0.26	$0.58	$0.67	$0.29	$0.95	$0.36	$0.75	$0.36
- Diluted	$0.26	$0.57	$0.65	$0.28	$0.89	$0.34	$0.71	$0.34
Weighted average number of common shares outstanding
- Basic	90,539,647	90,238,008	89,637,768	88,449,567	88,251,995	88,064,312	87,321,832	86,448,318
- Diluted	91,850,321	92,050,104	91,727,452	93,255,615	93,314,274	92,902,306	92,642,103	91,961,897

Notes:

1.During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment.

2.During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter.

3.During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

4.During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the

Ero Copper Corp. June 30, 2022 MD&A | Page 15

weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

5.During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2022, the Company held cash and cash equivalents of $329.3 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. In addition, the Company held short-term investments of $100.6 million with reputable financial institutions with maturities greater than three months and less than one year. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $199.2 million since December 31, 2021. The Company’s cash flows from operating, investing, and financing activities during 2022 are summarized as follows:

•Cash from financing activities of $343.1 million, primarily consists of:
◦$392.0 million of net proceeds from the issuance of $400.0 million in senior unsecured notes and other loans;
◦$7.6 million of proceeds from equipment financings;
net of:
◦$52.4 million of repayment in Senior Credit Facility.

•Cash from operating activities of $66.4 million, primarily consists of:
◦$132.0 million of EBITDA (see Non-IFRS Measures);
◦$3.2 million of additional advances from the NX Gold Precious Metal Purchase Agreement;

Ero Copper Corp. June 30, 2022 MD&A | Page 16

net of:
◦$30.1 million of net change in non-cash working capital items;
◦$23.3 million of unrealized gain on foreign exchange hedges;
◦$7.6 million of derivative contract settlements; and
◦$3.7 million of income taxes paid.

Partially offset by:

•Cash used in investing activities of $212.9 million, including:
◦$99.5 million in short-term investments;
◦$103.3 million of additions to mineral property, plant and equipment; and
◦$10.1 million of additions to exploration and evaluation assets.

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes. The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The senior notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

As at June 30, 2022, the Company had working capital of $417.7 million and available liquidity of $504.9 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At June 30, 2022, the Company had available liquidity of $504.9 million, including $329.3 million in cash and cash equivalents, $100.6 million in short-term investments and $75.0 million of undrawn availability under its senior secured revolving credit facility ("Senior Credit Facility").

The Senior Credit Facility with a syndicate of Canadian financial institutions has a maturity date of March 31, 2025 and include an accordion feature to increase limit to $100.0 million. The Senior Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are on a sliding scale between 0.56% to 1.06%.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. June 30, 2022 MD&A | Page 17

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic risk

COVID-19 continues to have a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain COVID-19 and mutations thereto may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 and mutations thereto in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

New waves of COVID-19 and mutations thereto could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as imposing entry restrictions at or the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$329,292	$130,129
Short-term investments	100,589	—
Accounts receivable	43,287	30,704
Deposits and other non-current assets	4,404	1,295
	$477,572	$162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit

Ero Copper Corp. June 30, 2022 MD&A | Page 18

default with the Company. Due to an operational incident at a customer's smelting facilities, the customer was $7.0 million in arrears on payment at June 30, 2022, which has since been settled. The Company has not incurred credit losses during the three and six months ended June 30, 2022 and 2021 nor recognized a provision for credit losses.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at June 30, 2022 relates to $12.4 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at June 30, 2022on $54.3 million of intercompany loan balances (December 31, 2021 - $63.8 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at June 30, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $6.5 million and $13.0 million, respectively (June 30, 2021 – $6.2 million and $16.9 million. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At June 30, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $196.9 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 4.65 BRL to US Dollar and an average cap rate of 5.94 BRL to US Dollar. The maturity dates of these contracts are from July 27, 2022 to June 28, 2023 and are financially settled on a net basis. The fair value of these contracts at June 30, 2022 was a liability of $6.8 million, (December 31, 2021 - $28.7 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at June 30, 2022 was determined using an option pricing model with the following assumptions: discount rate of 2.73% - 9.04%, foreign exchange rate of approximately 4.73—5.70, and volatility of 21.54% - 24.31%.

The change in fair value of foreign exchange collar contracts was a loss of $1.4 million and a gain of $23.3 million for the three and six months ended June 30, 2022 (a gain of $29.9 million and $13.0 million for the three and six months ended June 30, 2021), respectively, which have been recognized in foreign exchange (loss) gain.

In addition, during the three and six months ended June 30, 2022, the Company recognized a realized loss of $3.0 million and $7.6 million (realized loss of $6.0 million and $11.7 million for the three and six months ended June 30, 2021), respectively, related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

Ero Copper Corp. June 30, 2022 MD&A | Page 19

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $3.3 million. Based on the Company’s net exposure at June 30, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At June 30, 2022, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at June 30, 2022, a 10% change in the price of copper would have an impact of $11.6 million on pre-tax net income.

Subsequent to June 30, 2022, to mitigate copper price risks on its provisionally priced sales, the Company has entered into copper swap contracts with a notional amount of $75.8 million for copper already shipped, with maturities between September to October 2022.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at June 30, 2022, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of August 2, 2022, the Company had 90,736,901 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2021. Certain of these policies, such as deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, provision for rehabilitation and closure costs, decommissioning liabilities provisions, and income taxes, involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be

Ero Copper Corp. June 30, 2022 MD&A | Page 20

reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2022 - Q2	2022 - Q1	2022 - YTD
Caraíba Operations
Growth	$7,538	$14,457	$21,995
Sustaining	27,598	19,537	47,135
Exploration	9,068	6,157	15,225
Total, Caraíba Operations	$44,204	$40,151	$84,355

Tucumã Project
Growth	4,258	5,457	9,715
Exploration	2,243	1,574	3,817
Total, Tucumã Project	$6,501	$7,031	$13,532

Xavantina Operations
Growth	624	813	1,437
Sustaining	3,664	2,272	5,936
Exploration	3,763	3,037	6,800
Total, Xavantina Operations	$8,051	$6,122	$14,173

Corporate and Other
Exploration	20	2,750	2,770
Total, Corporate and Other	$20	$2,750	$2,770

Consolidated
Growth	12,420	20,727	33,147
Sustaining	31,262	21,809	53,071
Exploration	15,094	13,518	28,612
Total, Consolidated	$58,776	$56,054	$114,830

Ero Copper Corp. June 30, 2022 MD&A | Page 21

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Cost of production	$38,015	$29,163	$20,464	$67,178	$42,266
Add (less):
Transportation costs & other	2,579	1,869	1,516	4,448	2,491
Treatment, refining, and other	3,893	2,046	392	5,939	1,171
By-product credits	(6,438)	(4,812)	(5,522)	(11,250)	(11,722)
Incentive payments	(1,016)	(904)	(569)	(1,920)	(1,382)
Net change in inventory	(1,907)	577	701	(1,330)	(1,967)
Foreign exchange translation and other	(178)	386	352	208	199
C1 cash costs	$34,948	$28,325	$17,334	$63,273	$31,056

Ero Copper Corp. June 30, 2022 MD&A | Page 22

	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Costs
Mining	$23,933	$20,126	$13,732	$44,059	$25,601
Processing	7,988	6,447	5,132	14,435	9,938
Indirect	5,572	4,518	3,600	10,090	6,068
Production costs	37,493	31,091	22,464	68,584	41,607
By-product credits	(6,438)	(4,812)	(5,522)	(11,250)	(11,722)
Treatment, refining and other	3,893	2,046	392	5,939	1,171
C1 cash costs	$34,948	$28,325	$17,334	$63,273	$31,056

Costs per pound
Payable copper produced (lb, 000)	28,073	21,570	24,026	49,643	51,889

Mining	$0.85	$0.93	$0.57	$0.89	$0.49
Processing	$0.28	$0.30	$0.21	$0.29	$0.19
Indirect	$0.20	$0.21	$0.15	$0.20	$0.12
By-product credits	$(0.23)	$(0.22)	$(0.23)	$(0.23)	$(0.23)
Treatment, refining and other	$0.14	$0.09	$0.02	$0.12	$0.02
C1 cash costs of copper produced (per lb)	$1.24	$1.31	$0.72	$1.27	$0.60

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. June 30, 2022 MD&A | Page 23

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Cost of production	$7,225	$5,392	$5,080	$12,617	$10,164
Add (less):
Incentive payments	(188)	(585)	(210)	(773)	(493)
Net change in inventory	(73)	727	292	654	165
By-product credits	(145)	(124)	(157)	(269)	(305)
Foreign exchange translation and other	327	206	176	533	257
C1 cash costs	$7,146	$5,616	$5,181	$12,762	$9,788
Site general and administrative	882	559	369	1,441	676
Accretion of mine closure and rehabilitation provision	112	112	(63)	224	(112)
Sustaining capital expenditure	3,690	2,296	527	5,986	1,012
Sustaining leases	894	822	565	1,716	1,027
Royalties and production taxes	277	204	271	481	540
AISC	$13,001	$9,609	$6,850	$22,610	$12,931

Ero Copper Corp. June 30, 2022 MD&A | Page 24

	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Costs
Mining	$3,929	$3,218	$2,481	$7,147	$4,744
Processing	2,285	1,698	1,937	3,983	3,617
Indirect	1,077	824	920	1,901	1,732
Production costs	7,291	5,740	5,338	13,031	10,093
By-product credits	(145)	(124)	(157)	(269)	(305)
C1 cash costs	$7,146	$5,616	$5,181	$12,762	$9,788
Site general and administrative	882	559	369	1,441	676
Accretion of mine closure and rehabilitation provision	112	112	(63)	224	(112)
Sustaining capital expenditure	3,690	2,296	527	5,986	1,012
Sustaining leases	894	822	565	1,716	1,027
Royalties and production taxes	277	204	271	481	540
AISC	$13,001	$9,609	$6,850	$22,610	$12,931

Costs per ounce
Payable gold produced (ounces)	11,122	8,796	10,377	19,918	19,828

Mining	$353	$366	$239	$359	$239
Processing	$205	$193	$187	$200	$182
Indirect	$97	$94	$89	$95	$87
By-product credits	$(12)	$(15)	$(15)	$(13)	$(14)
C1 cash costs of gold produced (per ounce)	$643	$638	$499	$641	$494
AISC of gold produced (per ounce)	$1,169	$1,092	$660	$1,135	$652

Ero Copper Corp. June 30, 2022 MD&A | Page 25

Realized Gold Price (per ounce)

Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
NX Gold revenue	$19,249	$15,215	$17,721	$34,464	$35,502
less: by-product credits	(145)	(124)	(157)	(269)	(305)
Gold revenue, net	$19,104	$15,091	$17,564	$34,195	$35,197
add: royalty taxes	277	204	271	481	540
add: smelting and refining charges	62	42	74	104	134
add: metal discounts	44	33	39	77	79

Gold revenue, gross	$19,487	$15,370	$17,948	$34,857	$35,950
- spot (cash)	$15,244	$11,209	$17,948	$26,453	$35,950
- stream (cash)	$864	$803	n/a	$1,667	n/a
- stream (amortization of deferred revenue)	$3,379	$3,358	n/a	$6,737	n/a

Total gold ounces sold	10,448	8,013	9,953	18,461	19,973
- spot	8,153	5,863	9,953	14,016	19,973
- stream	2,295	2,150	n/a	4,445	n/a

Realized gold price (per ounce)	$1,865	$1,918	$1,803	$1,888	$1,800
- spot	$1,870	$1,912	$1,803	$1,887	$1,800
- stream (cash + amort. of deferred revenue)	$1,849	$1,935	n/a	$1,891	n/a
- cash (spot cash + stream cash)	$1,542	$1,499	$1,803	$1,523	$1,800

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA under its revolving credit facility for covenant calculation purposes.

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The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Net Income	$24,110	$52,486	$83,979	$76,596	$116,036
Adjustments:
Finance expense	8,154	5,496	2,306	13,650	6,076
Income tax expense	5,283	8,606	15,862	13,889	23,691
Amortization and depreciation	16,360	11,504	9,871	27,865	21,382
EBITDA	$53,907	$78,092	$112,018	$132,000	$167,185
Foreign exchange loss (gain)	3,303	(18,709)	(30,718)	(15,406)	(2,093)
Share based compensation	(2,333)	1,990	2,480	(343)	4,826
Incremental COVID-19 costs	952	1,004	1,749	1,956	2,305
Adjusted EBITDA	$55,829	$62,377	$85,529	$118,207	$172,223

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. June 30, 2022 MD&A | Page 27

Reconciliation:	2022 - Q2	2022 - Q1	2021 - Q2	2022 - YTD	2021 - YTD
Net income as reported attributable to the owners of the Company	$23,820	$52,107	$83,419	$75,927	$115,168
Adjustments:
Share based compensation	(2,333)	1,990	2,480	(343)	4,826
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	1,038	(1,337)	(8,712)	(299)	(912)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	1,405	(24,615)	(29,799)	(23,210)	(12,928)
Incremental COVID-19 costs	946	998	1,735	1,944	2,291
Unrealized (gain) loss on interest rate derivative contracts	—	—	6	—	(409)
Tax effect on the above adjustments	(519)	3,808	4,344	3,289	1,771
Adjusted net income attributable to owners of the Company	$24,357	$32,951	$53,473	$57,308	$109,807

Weighted average number of common shares
Basic	90,539,647	90,238,008	88,251,995	90,389,661	88,158,672
Diluted	91,850,321	92,050,104	93,314,274	91,887,665	93,106,210

Adjusted EPS
Basic	$0.27	$0.37	$0.61	$0.63	$1.25
Diluted	$0.27	$0.36	$0.57	$0.62	$1.18

Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2022	March 31, 2022	December 31, 2021	June 30, 2021
Current portion of loans and borrowings	$16,219	$8,740	$4,344	$4,461
Long-term portion of loans and borrowings	403,492	402,345	54,906	152,404
Less:
Cash and cash equivalents	(329,292)	(365,465)	(130,129)	(137,655)
Short-term investments	(100,589)	(100,018)	—	—
Net (cash) debt	$(10,170)	$(54,398)	$(70,879)	$19,210

Ero Copper Corp. June 30, 2022 MD&A | Page 28

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2022	March 31, 2022	December 31, 2021	June 30, 2021
Current assets	$523,201	$546,439	$208,686	$202,342
Less: Current liabilities	(105,527)	(102,743)	(122,660)	(83,453)
Working capital	$417,674	$443,696	$86,026	$118,889

Cash and cash equivalents	329,292	365,465	130,129	137,655
Short-term investments	100,589	100,018	26,408	—
Available undrawn revolving credit facilities	75,000	75,000	100,000	—
Available liquidity	$504,881	$540,483	$256,537	$137,655

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and six months ended June 30, 2022.

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NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Caraíba Operations Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Xavantina Operations Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL Ingeniería y Construcción SpA who are each a “qualified person” and “independent” of the Company within the meanings of NI 43-101, and Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company as at the date of the report (now at HCM Consultoria Geologica Eireli) who is a “qualified person” within the meanings of NI 43-101 (the “Tucumã Project Technical Report”).

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), of HCM Consultoria Geologica Eireli. Mr. Emerson is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”,

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“would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production,

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development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as

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to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

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